Via EDGAR

June 7, 2005

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0308

RE:	The Potomac Edison Company ("Potomac") Allegheny Generating Company ("AGC") Form 10-K for the fiscal year ended December 31, 2004 Filed March 11, 2005 File Nos. 1-3376 and 0-14688
The Potomac Edison Company Registration Statement on Form S-4 Filed April 29, 2005 File No. 333-124473

Dear Mr. Allegretto:

This letter is written in response to the comments contained in your letter to Paul J. Evanson dated May 23, 2005 regarding the above-referenced filings. A detailed response to each of the individual comments in your letter follows.

Form 10-K for the Year Ended December 31, 2004

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings as applicable.

We will incorporate additional disclosures and revisions in response to your comments in future filings, as indicated in our response to each comment below.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

The Potomac Edison Company and Subsidiaries — Results of Operations, page 85

2.	We note that effective January 8, 2002, distribution rates for Maryland customers decreased due to the Customer Choice Credit, which will remain in effect until a total of $72.8 million has been credited to residential customers and a total of $10.5 million has been credited to commercial and industrial customers. Please explain the specific provisions of this credit. Further, please explain why the total amount to be credited does not represent a regulatory liability under paragraph 11 of SFAS 71.

The customer choice credit is reflected on Maryland customer bills and represents the rate reduction pursuant to our Electric Restructuring Case No. 8797, consistent with the Maryland restructuring legislation that required customer rate reductions as a condition of electric deregulation. The specific language from Case No. 8797 follows:

Rate Reductions

15.	Allegheny Power shall reduce rates in effect as of December 31, 2001, as well as any succeeding lawful rates, as follows:

a).	For residential customers during the period January 1, 2002 through December 31, 2008, there shall be annual revenue reductions of $10.4 million totaling $72.8 million.
b).
For customers taking service under rate Schedules C, G, CA, CSH and PH during the period January 1, 2002 through December 31, 2008, there shall be annual revenue reductions of $1.5 million totaling $10.5 million.
c).	These reductions shall be shown as a separate line item on customers' bills as a credit to distribution charges only.

In accordance with the order in Case No. 8797 shown above, the Customer Choice Credit is reflected in our financial statements as a reduction in annual revenue, in the amounts and during each of the years stated in the order.

The situation described above did not (a) involve a regulatory order for refunds to customers, (b) arise from a gain or (c) arise from a reduction in allowable costs. Because none of these criteria were met, a regulatory liability was not recorded at the time of the order, in accordance with paragraph 11 of SFAS 71.

Financial Condition, Requirements and Resources

Liquidity and Capital Requirements

Other Matters Concerning Liquidity and Capital Requirements, page 95

3.	Please consider revising your table of contractual cash obligations to include the following:
(a)Estimated interest payments on your debt;
(b) Estimated payments under interest rate swap agreements; and
(c) Required funding of pension and other postretirement benefit obligations.

Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Section IV.A and footnote 46 to the Commission's MD&A Guidance issued December 19, 2003, available at www.sec.gov.

We included a table of contractual cash obligations and commitments in the Form 10-K for the year ended December 31, 2004 for Potomac and AGC. In addition, the Form 10-Q for the three months ended March 31, 2005 for each of these registrants included a statement that the obligations and commitments at that date had not changed materially from the amounts disclosed in the 2004 annual reports on Form 10-K. As a result, a table was not provided in the Potomac or AGC first quarter Form 10-Q.

In all future filings in which a new table is provided, we will add (a) estimated interest payments on contractual debt obligations as of the date of the table, and (b) estimated payments under interest swap agreements, if any. Neither Potomac nor AGC had any interest rate swaps at December 31, 2004. We will also add a footnote to the table to make it clear that the amounts in the table are based on interest rates as of the date of the table, and do not reflect any estimates regarding future changes in interest rates or unscheduled debt repayments.

Estimated amounts to be funded for pension and postretirement benefit obligations during 2005 were disclosed in Note 17 to the consolidated financial statements included in the 2004 Form 10-K of Allegheny Energy, Inc. Amounts to be funded for these obligations are influenced by future actuarial determinations and discretionary considerations, and cannot be reasonably estimated beyond one year into the future. In all future filings in which a table is provided, we will include a footnote to the table to this effect, including a reference to the pension and postretirement benefits footnote to the financial statements. We will also include any additional information that is material to an understanding of our cash requirements.

New Accounting Standards, page 106

4.	You disclose that, based on a qualitative analysis, you do not believe that either West Penn or Potomac Edison is the primary beneficiary of either of the described variable interest entities. Please show us how you performed the qualitative analysis, including the basis for your conclusion. Further, tell us when you entered into the long-term electricity purchase contracts with these entities, whether the contracts are PURPA related, why you are "unable" to obtain the quantitative information, and whether this represents a temporary or permanent situation.

West Penn and Potomac entered into PURPA related long-term electricity purchase contracts in July, 1987 and February, 2000, respectively.

Although we concluded that these contracts represent variable interests in the variable interest entities ("VIE") that generate the power, we have been unable to obtain the information that would be necessary to definitively determine if either West Penn or Potomac is the primary beneficiary of each VIE. We have requested this information from the VIE both orally and in writing during each quarter of 2004. The VIE is not required to provide this information under the terms of the power purchase contracts, and has denied our requests because it considers this information to be proprietary and confidential. As a result, we believe that it is unlikely that we will receive the requested information.

Because West Penn and Potomac have been unable to obtain the information referred to above, they are not required to apply FIN 46R to the variable interest entities in accordance with paragraph 4.g. of that financial interpretation.

Although we have been unable to obtain the information referred to above, the following qualitative factors and considerations lead us to believe that West Penn and Potomac are not the primary beneficiaries of the VIE:

i.	The purchase contracts provide for delivery of power to West Penn and Potomac at a fixed rate with certain adjustments based on avoided costs of specified Allegheny plants. As a result, a portion of the variability in the cash flows of the VIE relating to operating costs is not absorbed by the power contracts, to the extent that such costs of the VIE differ from the costs of our plants.
ii.
The duration of the long-term purchase contracts for West Penn and Potomac extends through 2016 and 2030, respectively. The useful life of these plants will likely exceed these dates, possibly by twenty years or more. As a result, it is likely that the plants will continue to operate, and will increase or decrease in value, well after the date that the contractual relationship with West Penn and Potomac ends.
iii.
All of the changes in the fair value of the VIE plants (for all periods) and all of the variability of the operating cash flows of the VIE subsequent to the power contract expiration dates will accrue entirely to the benefit or detriment of the VIE. We believe that these benefits or detriments (and related variability in cash flows) will likely be larger (either positively or negatively) than the net variability in the VIEs' costs and market price of electricity absorbed by the West Penn and Potomac purchase contracts. To the extent that this is the case, West Penn and Potomac would not be considered the primary beneficiary of the VIE, and consolidation would not be appropriate under FIN 46R.
iv.
Based on discussions with the VIE sponsors/operators, they have not "deconsolidated" the VIEs from their financial statements based on their belief that the variability associated with the fair value of the plants outweighs the variability in cash flows aborbed by the West Penn and Potomac purchase contracts.

The New Accounting Standards section (page 106) contains the statement that we do not believe that West Penn or Potomac are the primary beneficiaries of the VIEs based on a qualitative analysis, although we continue to pursue, but have been unable to obtain, certain quantitative information necessary to fully support this position. Note 26 to the consolidated financial statements included in our 2004 Form 10-K, contains the statement that Allegheny continues to pursue, but has been unable to obtain, certain information necessary to determine if the VIEs should be consolidated, without reference to the subjective or qualitative analysis referred to in the New Accounting Standards section.

Upon further consideration of this matter, in future filings, we will delete all references to our subjective belief based on qualitative factors regarding primary beneficiary status, and will simply state that we have not been able to obtain the information necessary to make a determination in this matter.

The Potomac Edison Company and Subsidiaries- Consolidated Statements of Cash Flows, page 219

5.	Your netting of cash flows related to other assets and liabilities in arriving at your operating cash flows may not be appropriate. Please present the changes in other assets separately from the changes in other liabilities to the extent significant. If not, please provide us a detail of the items comprising other operating cash flows and, if not clear from the descriptive caption, ensure we understand your basis for operating classification.

Potomac's Consolidated Statements of Cash Flows included a line within the operating cash flows section related to the combined change in certain asset and liabilities for each of the years presented. The following table segregates the changes in assets and liabilities that comprise this line item. This operating cash flow detail was not separately disclosed because the amounts were not individually significant. In future filings, we will not combine changes in assets and liabilities in operating cash flows, unless the amounts are clearly insignificant, and we will reclassify amounts on this basis for all periods presented.

	2004	2003	2002
Other assets	3,348	(18,501)	4,117
Other liabilities	10,845	20,024	4,740
Other, net	14,193	1,523	8,857

Note 5. Asset Impairments, page 231

6.	Please explain your basis under GAAP for including the impairment of the Hagerstown, Maryland property in "Other income and expenses, net" rather than as a component of operating income. See paragraph 25 of SFAS 144.

The Hagerstown, Maryland property consisted of an office building situated on 69 acres together with an undeveloped 320 acre business park. The office building had served as Allegheny's corporate headquarters until early 2004. Allegheny made the decision to sell this property in 2004, and it was classified as held-for-sale at that date. No adjustment to the carrying value was made at that date, because the fair value of the property was estimated to be greater than its carrying value. In July, 2004 the Company entered into an agreement to sell the property for a cash amount slightly greater than its carrying value. The potential buyer terminated the sales agreement in December, 2004, and the carrying value was written-down by approximately $0.9 million to reflect a revised estimated fair value less cost to sell at that date. The Company completed the sale of the property in May, 2005 at a price that approximated its carrying value at that date. The 2004 impairment charge of approximately $0.9 million was included in "other income and expenses, net" because the assets were no longer considered to be operating assets, and because greater than 50% of the carrying value of the property was attributable to the undeveloped land. This was consistent with the Company's historical practice of recording gains or losses on land sales in "other income and expenses, net" with appropriate disclosure of the amount of gain or loss relating to such sales.

Note 11. Pension Benefits and Postretirement Benefits Other than Pensions, page 234

7.	Please explain to us how you calculate the market related value of plan assets as that term is defined in SFAS 87. Since there is an alternative to how you can calculate this item, and it has a direct effect on pension expense, we believe you should disclose how you determine this amount.

Per SFAS 87, the market-related value of plan assets may be either the fair value or a calculated value that recognizes changes in fair value in a systematic and rational manner over a period of not more than five years. In addition, the manner of determining market-related value should be applied consistently from year to year.

Allegheny's market-related value of assets represents the market value of assets, adjusted to reflect five-year averaging of differences between expected asset returns and actual asset returns. We have consistently utilized this method since adopting SFAS 87. In future filings, we will add a disclosure regarding how this amount is determined.

Item 9A. Controls and Procedures, page 263

8.	We note your statement that "any system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met." Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II. F.4 of SEC Release No. 33-8238, available on our website at www.sec.gov.

The second paragraph in Item 9A, Controls and Procedures, includes the phrases "only reasonable, and not absolute, assurance" and "only reasonable assurance".
We will delete this entire paragraph in future filings.

Allegheny acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosures in the 2004 Form 10-K and Form S-4 referred to above;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the 2004 Form 10-K or Form S-4 referred to above; and
•	it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response to staff comments, or need any additional information, you may contact me at (724) 838-6688.

Sincerely, /S/ Jeffrey D. Serkes —————————————— Jeffrey D. Serkes Senior Vice President and Chief Financial Officer